Exhibit 99.1

Sundial Reports Second Quarter 2020 Financial Results

CALGARY, AB, Aug. 13, 2020 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") reported its financial and operational results for the second quarter ended June 30, 2020. All financial information in this press release is reported in millions of Canadian dollars, unless otherwise indicated.

All references to cannabis operations refer to the continuing operations of the Company. With the disposition of Bridge Farm on June 5, 2020, the ornamental flower operations have been represented as discontinued operations.

SECOND QUARTER 2020 FINANCIAL AND OPERATIONAL HIGHLIGHTS

  Net cannabis revenue for the second quarter of 2020 was $20.2 million, an increase of 44% over the first quarter of 2020
  Branded product average gross selling price for the quarter increased by 11% to $5.67 per gram equivalent from $5.11 per gram equivalent in the previous quarter
  Combined Sales, Marketing, General and Administration costs from cannabis operations decreased by 33% over the previous quarter to $8.3 million from $12.4 million
  Branded net cannabis sales increased to 69% of total cannabis sales from 54% in the previous quarter
  Dried bulk cannabis cost of goods sold per gram was $1.34 in the second quarter as compared to $1.21 in the previous quarter
  Net loss from cannabis operations was $31.6 million in the second quarter; adjusted EBITDA loss from cannabis operations decreased by 67% over the previous quarter to $3.9 million from $11.6 million
  Supply chain capabilities were improved with On Time In Full (OTIF) product delivery metrics above 90%
  An extensive financial restructuring was executed resulting in reduced leverage and improved liquidity, including the sale of the Bridge Farm Group for $90 million
  An inventory impairment provision of $13.4 million was recorded on dried cannabis and cannabis extracts

"August 1 marks Sundial's one-year anniversary as a public company. In this limited timeframe, our team has executed on delivering branded product offerings to customers and captured market share with a narrow focus in the inhalables market," said Zach George, Chief Executive Officer of Sundial.  "While we are pleased to be one of a small group of Canadian LP's able to post quarterly revenues greater than $20 million, we remain focused on the intense competitive landscape and the need to gain greater scale to reach sustainable profitability.  We have made good progress in streamlining our business over the past six months, having eliminated non-core initiatives, reduced costs, and improved operating efficiencies. During this time, we also added new product offerings and reinforced our reputation as a high-quality cannabis producer.  We still have significant work to do as we look to deliver on innovation, improve capacity utilization, and reduce our cost of goods sold. These initiatives, along with continued strong consumer demand and increased sales levels to date in 2020, should position us well for the balance of the year."

"While the COVID-19 pandemic continues to bring many challenges, we are grateful for the dedication and commitment our employees have shown," added Mr. George. "Our employees' health and safety continue to be the priority for Sundial and we continue to focus on our stringent prevention measures to limit the potential spread of the virus within our organization."

COVID-19 UPDATE

The Company continues to monitor daily developments in the COVID-19 pandemic and actions taken by the government authorities. In accordance with the guidance of provincial and federal health officials to limit the risk and transmission of COVID-19, Sundial has implemented mandatory self-quarantine policies, travel restrictions, enhanced cleaning and sanitation processes and frequency, and social distancing measures. Sundial believes that it can maintain safe operations with these pandemic-related procedures and protocols in place. The Company did not experience a material impact on its production and processing activities in the second quarter related to COVID-19.

STRATEGIC AND ORGANIZATIONAL UPDATE

Sundial's overall strategy is to build sustainable, long-term shareholder value by reducing leverage, improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities.

To achieve this, Sundial will continue its focus on:

  Meeting evolving consumer preferences by being a consumer-centric organization with data-driven consumer insights and analytics
  Delivering industry-leading, best-in-class brands and products with a focus on inhalables and potency levels of THC greater than 18%
  Innovating on genetics, products and processes and continuing to invest in the Company's brands
  Driving quality in all aspects of the Company's operation and delivering products that consumers want, when and where they want them
  Continuing to improve cost discipline and maintaining a variable cost structure and flexible production capacity to adapt to industry dynamics

Sundial expects 2020 to be a transition year as the Company has reset its strategic focus, streamlined its organizational structure, and implemented a comprehensive operational and supply chain productivity optimization program.

STRATEGIC ALTERNATIVES REVIEW INITIATED

Following a review of its business, Sundial recently initiated and continues a process to explore strategic alternatives focused on maximizing shareholder value. Sundial's board of directors ("Board") has authorized management and its external advisors to consider a broader range of strategic alternatives, including a potential sale of the Company, merger or other business combination, investments in other Canadian cannabis companies, including dispensaries and other retail outlets, dispositions of discrete brands and related assets, optimizing its assets, including the potential sale of its Rocky View and Merritt facilities, selling limited quantities of inventory at or below cost and entering into long-term supply agreements with other licensed producers, licensing or other strategic transactions involving the Company, or any combination of the foregoing. Sundial has engaged a financial advisor to assist with these efforts.

There can be no assurance that the exploration of strategic alternatives will result in any transaction or specific course of action. The Company has not set a timetable for the conclusion of its review of strategic alternatives and does not intend to disclose developments with respect to the exploration of strategic alternatives unless and until its Board has approved a specific transaction or course of action or the Company has otherwise determined that further disclosure is appropriate or required by law.

SECOND QUARTER 2020 KEY FINANCIAL METRICS

	Gross Revenue	Net Revenue	Gross Margin (1)	Net Loss	Adj. EBITDA
Reported	24,341	20,194	2,858	(31,560)	(3,898)
% Change Q1 2020	47%	44%	473%	18%	67%
% Change Q2 2019	20%	5%	-68%	-156%	-757%
(1)	Gross margin before inventory impairment and fair value adjustments

SECOND QUARTER 2020 BUSINESS & OPERATIONAL HIGHLIGHTS

GROSS MARGIN
Gross margin from cannabis operations before inventory impairment and fair value adjustments for the three months ended June 30, 2020 was $2.9 million compared to $0.5 million for the three months ended March 31, 2020. The increase of $2.4 million was mainly due to increased revenue, efficiency gains as realized by decreased cost of goods sold and incremental product mix.

GROSS SELLING PRICE
Average gross selling price per gram equivalent of branded products was $5.67 per gram in the second quarter of 2020, including net provisions, compared to $5.11 per gram in the prior quarter.  The change in average gross selling price was primarily due to an increase in vape sales. Average gross selling prices for unbranded flower in the second quarter were $2.82 per gram up from $2.74 per gram in the previous quarter despite competitive pressures in the wholesale market as a result of industry-wide increased inventory levels.

REVENUE BY FORMATS
Sundial remains focused on delivering industry-leading, best-in-class products with a focus on inhalable products, including flower, pre-rolls and vape cartridges.  Gross revenue from vape cartridge sales was $6.3 million in the second quarter of 2020 representing a 44% increase from the previous quarter. Sundial continues to build on strong consumer adoption with its vape portfolio and continues to diversify its product mix with plans for the addition of solventless extracts by the fourth quarter of this year.

KILOGRAMS SOLD
The Company sold 5,997 kilogram equivalents of cannabis in the second quarter of 2020, a 35% increase over the previous quarter sales of 4,437 kilogram equivalents.

NET BRANDED SALES
The Company has seen commercial success in the second quarter of 2020 with a significant increase of branded sales. This success can be attributed to its strong recreational launch in Quebec, supply chain optimization and continued market share penetration within the inhalable products segment nationally.  Branded net cannabis sales in the second quarter of 2020 were $14.0 million compared to $7.6 million in the first quarter of 2020, an increase of 84%, supporting Sundial's strategy to focus on increased sales to Provincial Boards.

COST OF GOODS SOLD PER GRAM EQUIVALENT
Cost of goods sold per gram of bulk dried cannabis was $1.34 in the second quarter, an increase of 11% over $1.21 per gram in the prior quarter. This increase is attributable to a decrease in production capacity utilization and consequent allocation of manufacturing overhead over fewer grams. Total cost of goods sold per gram including packaging, shipment and fulfillment costs for the three months ended June 30, 2020 was $2.89 compared to $3.04 for the previous quarter. The decrease of $0.15 per gram was due to improved production efficiencies. Continuously reducing this metric will be a key focus for the Company moving forward.

GENERAL AND ADMINISTRATIVE & SALES AND MARKETING EXPENSES
General and administrative costs related to cannabis operations were reduced by 27% from $10.6 million to $7.7 million in the second quarter of 2020 when compared to the prior quarter. The reduction in our workforce to adjust to market conditions and a focused review of all spending resulted in this decline. Sales and marketing costs (agency and direct costs) were decreased by 72% from $1.8 million to $0.5 million in the second quarter of 2020 when compared to the prior quarter as many of these costs were deferred. The Company expects a significant increase in sales and marketing expenditures in future quarters.

NET LOSS
Net loss from cannabis operations for the three months ended June 30, 2020 was $31.6 million compared to a net loss of $38.4 million for three months ended March 31, 2020. The decreased loss of $6.8 million was primarily due to improvement on loss from operations, partially offset by provisions against the Company's inventory and biological assets to reflect current and rapidly evolving market conditions.

ADJUSTED EBITDA
Adjusted EBITDA from cannabis operations was a loss of $3.9 million for the three months ended June 30, 2020 compared to a loss of $11.6 million for the three months ended March 31, 2020. The decreased loss was primarily due to the following:

  Increase in net revenue
  Decrease in general and administrative expenses
  Decrease in sales and marketing due to a decrease in general marketing activities
  Decrease in research and development

The decreased loss was partially offset by the increase in cost of sales due to extraction costs and an increase in kilogram equivalents sold.

LIQUIDITY AND CAPITAL RESOURCES

  Sundial secured an amendment to its $79.3 million syndicated credit agreement deferring all material financial covenants other than maintaining a minimum cash balance of $2.5 million and securing additional equity financing of US$10 million on or prior to December 1, 2020.
  Concurrent with the disposition of the Bridge Farm Group, $45 million of Sundial's term debt facility was extinguished with the remaining $73.2 million converted into non-interest bearing convertible notes.
  Sundial issued US$18 million in senior unsecured subordinated convertible notes with accompanying warrants to institutional investors for proceeds, net of original issue discount, placement agent's fees and other expenses, of US$13.3 million. Subsequent to June 30, US$6,900,00 of the convertible notes were converted into 14,100,00 common shares.
  Subsequent to the quarter end, Sundial has filed a registration statement for a mixed shelf prospectus allowing it to issue common shares in an amount up to US$100 million at its discretion, and intends to establish an At-the-Market ("ATM") equity program covering issuances of up to US$50 million.

NON-IFRS MEASURES

Certain financial measures in this news release, including adjusted EBITDA, working capital and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

ADJUSTED EBITDA
Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. Adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

	Q2 2020	Q1 2020	% Change	Q2 2019	% Change
Net loss from continuing operations	(31,560)	(38,390)	18%	(12,350)	-156%
Adjustments
Finance costs	591	5,982	-90%	7,358	-92%
Loss on financial obligation	—	—	0%	725	-100%
Depreciation and amortization	1,277	657	94%	148	763%
Change in fair value of biological assets	1,756	(6,415)	127%	(12,174)	114%
Change in fair value realized through inventory	6,213	9,692	-36%	1,769	251%
Unrealized foreign exchange (gain) loss	583	(1,769)	133%	555	5%
Share-based compensation	1,885	1,236	53%	13,529	-86%
Asset impairment	—	5,659	-100%	—	0%
Loss on disposition of PP&E	122	(610)	120%	(15)	913%
Cost of sales non-cash component (1)	1,549	780	99%	—	0%
Inventory obsolescence and impairment	10,026	7,715	30%	—	0%
Restructuring costs	2,363	2,719	-13%	—	0%
Transaction costs (2)	1,297	1,101	18%	—	0%
Adjusted EBITDA from continuing operations	(3,898)	(11,643)	67%	(455)	-757%

(1)	Cost of sales non-cash component is comprised of depreciation expense
(2)	Transaction costs are non-recurring costs related to the IPO

CONFERENCE CALL

Sundial will host a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on Friday,  August 14, 2020.    A current investor presentation will be available on http://sndlgroup.com/investors at that time.

CONFERENCE CALL ACCESS

Callers may access the conference call via the following phone numbers:
Canada/USA Toll Free: 1-800-319-4610
International Toll: +1-604-638-5340
UK Toll Free: 0808-101-2791
Callers should dial in 5-10 minutes prior to the scheduled start time.

WEBCAST

To access the live webcast of the call, please visit the following link:
http://services.choruscall.ca/links/sundialgrowers20200814.html

REPLAY
A telephone replay will be available for one month. To access the replay dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 5053 #
The webcast archive will be available for three months via the link provided above.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's cost-cutting initiatives, the cost savings expected to be achieved, the Company's ability to obtain new financing and covenant relief, operational goals, demand for the Company's products, the Company's ability to achieve profitability, the development of the legal cannabis market, future financings and the maintenance of production levels. In particular, any failure or delay in obtaining new financing would have a material adverse effect on our liquidity and impair our ability to operate as a going concern.  In such a case, the Company would look to delay investments or capital expenditures and evaluate potential asset sales, but it could be forced to curtail operations or seek relief under bankruptcy or insolvency laws.  In addition, depending on the development of the cannabis market and the Company's ability to capture any growth opportunities, future liquidity issues may continue to arise, which could have a material adverse effect on our business, results of operations and financial condition. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3D Risk Factors" in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 30, 2020, for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 18:43e 13-AUG-20